Exhibit 3.33

RESTATED CERTIFICATE OF INCORPORATION

OF

CONCORD CORPORATE SERVICES, INC.

First.              The name of the corporation is

Concord Corporate Services, Inc.

Second:          The address of the registered office of the corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808.  The name of its registered agent at such address is Corporation Service Company.

Third:             The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

Fourth:           Capital Stock.

(A)                              Classes of Stock.  The corporation shall be authorized to issue 5,600 shares of capital stock consisting of 1,000 shares of Common Stock, par value $.01 per share (the “Common Stock”), and 4,600 shares of Senior Participating Preferred Stock, par value $163.60 per share (the “Preferred Stock”).

(B)                                Common Stock.

1.        Dividend Rights.  Subject to the prior rights of holders of all classes of capital stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.        Liquidation Rights.  Subject to the prior rights of holders of all classes of capital stock at the time outstanding having prior rights as to liquidation, upon the liquidation, dissolution or winding up of the corporation, the assets of the corporation shall be distributed to the holders of Common Stock.

3.        Redemption.  The Common Stock is not redeemable.

4.        Voting Rights.  Except as to matters reserved for a vote solely by other capital stock of the corporation by this certificate of incorporation or the by-laws of the corporation,

the holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any stockholders’ meeting, except a meeting called solely for the purpose of voting on a matter reserved for a vote solely by other capital stock of the corporation, in accordance with the by-laws of this corporation, and shall be entitled to vote upon such other matters and in such manner as may be provided by law.

(C)                                Preferred Stock.

1.        Powers, Preferences and Rights.  Shares of Preferred Stock may be issued in one or more series from time to time with designations, powers, preferences, rights, qualifications, limitations and restrictions as provided herein or as provided by a resolution or resolutions adopted by the Board of Directors set forth in a certificate or certificates filed pursuant to the Delaware General Corporation Law or any successor statute.  The Senior Preferred Stock shall have the powers, preferences, rights, qualifications, limitations and restrictions set forth in this Part C of Article Fourth.

2.        Dividends and Distributions.  (a) The holders of shares of Senior Preferred Stock, in preference to the holders of shares of Common Stock and of any shares of other capital stock of the corporation ranking junior to the Senior Preferred Stock as to payment of dividends, shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the corporation legally available therefore, cumulative cash dividends per outstanding share of Senior Preferred Stock equal to an annual rate of 5.00% computed on the basis of the Senior Preferred Stock Par Value (as defined in Section 9 hereof) from and after the Issue Date (as defined in Section 9 hereof) as long as any shares of Senior Preferred Stock remain outstanding.  Such dividends shall accrue daily and be payable quarterly, in arrears, on the last business day of March, June, September and December in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the Issue Date.

(b)      Dividends paid on the shares of Senior Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.  The Board of Directors may fix a record date for the determination of holders of shares of Senior Preferred Stock entitled to receive payment of a dividend declared pursuant to Section 2(a), which record date shall be no more than 60 days prior to the date fixed for the payment thereof.

(c)      The holders of shares of Senior Preferred Stock shall not be entitled to receive any dividends or other distributions except as provided herein.

3.        Voting Rights.  Except as otherwise required by the Delaware General Corporation Law or any successor statute, the holders of shares of Senior Preferred Stock shall vote together with the holders of shares of Common Stock on all matters submitted to a vote of the stockholders of the corporation.  Each holder of a share of Senior Preferred Stock shall be entitled to one vote on any such matter and shall be entitled to notice of any stockholders’ meeting in accordance with the by-laws of this corporation.  Except as provided in this Section 3, the holders of shares of Senior Preferred Stock shall not be entitled to vote separately as a single class with respect to any matter.

4.        Certain Restrictions.  (a)  Whenever dividends payable on shares of Senior Preferred Stock as provided in Section 2(a) hereof are not paid in full, thereafter and until all unpaid dividends payable, whether or not declared, on the outstanding shares of Senior Preferred Stock shall have been paid in full, the corporation shall not declare or pay dividends, or make any other distributions, on any shares of Junior Stock (as defined in Section 9 hereof) other than dividends or distributions payable in Junior Stock.

(b)      Whenever dividends payable on shares of Senior Preferred Stock as provided in Section 2 hereof are not paid in full, thereafter and until all unpaid dividends payable, whether or not declared, on the outstanding shares of Senior Preferred Stock shall have been paid in full, the corporation shall not:  (i) redeem, purchase or otherwise acquire for consideration any shares of Junior Stock; provided, however, that the corporation may at any time redeem, purchase or otherwise acquire shares of Junior Stock in exchange for any shares of Junior Stock.

5.        Redemption.  The Senior Preferred Stock is not redeemable.

6.        Reacquired Shares.  Any shares of Senior Preferred Stock redeemed, purchased or otherwise acquired by the corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof.

7.        Liquidation, Dissolution or Winding Up.  (a)  If the corporation shall commence a voluntary case under the Federal Bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of 90 consecutive days and on account of any such event the corporation shall liquidate, dissolve or wind up, or if the corporation shall otherwise liquidate, dissolve or wind up, no distribution shall be made (i) to the holders of shares of Junior Stock, or (ii) to the holders of shares of Parity Stock (as defined in Section 9 hereof), except distributions made ratably to the holders of the Senior Preferred Stock and the Parity Stock in proportion to the total amounts to which the holders of all such shares of Senior Preferred Stock and Parity Stock would be entitled upon such liquidation, dissolution or winding up.  Upon any such liquidation, dissolution or winding up, the holders of shares of Senior Preferred Stock shall be entitled to receive the Liquidation Preference (as defined in Section 9 hereof) with respect to each such share and no more.

(b)      Neither the consolidation, merger or other business combination of the corporation with or into any other Person or Persons nor the sale of all or substantially all the assets of the corporation shall be deemed to be a liquidation, dissolution or winding up of the corporation for purposes of this Section 7.

8.        Certain Covenants.  Any registered holder of Senior Preferred Stock may proceed to protect and enforce the rights and the rights of such holders by any available remedy by proceeding at law or in equity to protect and enforce any such rights, whether for the specific enforcement of any provision in this Part C of Article Fourth or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

9.        Definitions.  For the purposes of this Part C of Article Fourth, the following terms shall have the meaning indicated:

“Issue Date” shall mean the first date on which shares of Senior Preferred Stock are issued as reflected in the stock records of the corporation.

“Junior Stock” shall mean any capital stock of the corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up, as applicable) to the Senior Preferred Stock.

“Liquidation Preference” with respect to a share of Senior Preferred Stock shall mean the Senior Preferred Stock Par Value plus an amount equal to all accrued but unpaid dividends, whether or not declared, to the date in question.

“Parity Stock” shall mean any capital stock of the corporation ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up, as applicable) with the Senior Preferred Stock.

“Person” shall mean any individual, firm, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

“Senior Preferred Stock Par Value” shall mean $163.60, the stated par value of Senior Preferred Stock.

Fifth:              Election of directors need not be by written ballot.

Sixth:             The Board of Directors shall have the power, in addition to the stockholders, to make, alter, or repeal the by-laws of the corporation, except as otherwise provided in this certificate of incorporation or the by-laws of the corporation.

Seventh:         A director of the corporation shall, to the maximum extent now or hereafter permitted by Section 102(b)(7) of the Delaware General Corporation Law (or any successor provision or provisions), have no personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Eighth:           The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders are granted subject to this reservation.

Restated Certificate of Incorporation

of

Concord Corporate Services, Inc.

Signed on August 7, 2008

/s/ Stanley J. Andersen
Stanley J. Andersen
Vice President and Assistant Secretary